Exhibit (a)(5)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell common shares of Algoma Steel Group Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated June 21, 2022, the accompanying Issuer Bid Circular and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to holders of common shares in any jurisdiction in which the making or acceptance of offers to sell common shares would not be in compliance with the laws of that jurisdiction. If Algoma Steel Group Inc. becomes aware of any jurisdiction where the making of the Offer or the acceptance of common shares pursuant to the Offer is not in compliance with applicable law, Algoma Steel Group Inc. will make a good faith effort to comply with the applicable law. If, after such good faith effort, Algoma Steel Group Inc. cannot comply with the applicable law, the Offer will not be made to holders of common shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Algoma Steel Group Inc. by a Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Algoma Steel Group Inc.

Up to US$400 million of its Common Shares

at a

Cash Purchase Price Not Less than US$8.75 per Share and Not More than US$10.25 per Share

Algoma Steel Group Inc. (“Algoma”, the “Corporation”, “we” or “us”) invites its shareholders (the “Shareholders”) to tender, for purchase and cancellation by the Corporation, common shares of the Corporation (the “Shares”) pursuant to (i) auction tenders in which the tendering Shareholders specify a price of not less than US$8.75 per Share and not more than US$10.25 per Share in increments of US$0.10 per Share (“Auction Tenders”), or (ii) purchase price tenders in which the tendering Shareholders do not specify a price per Share, but rather agree to have Shares purchased at the Purchase Price (as defined below) that is determined as provided herein (“Purchase Price Tenders”) upon the terms and subject to the conditions described in the Offer to Purchase, dated June 21, 2022 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and Circular, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. (EASTERN TIME) ON

JULY 27, 2022, UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED BY ALGOMA

(SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditional upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to other conditions and Algoma reserves the right, subject to applicable laws, to withdraw the Offer and not take up and pay for any Shares tendered under the Offer if certain events occur, as set forth in the Offer to Purchase.

Promptly following the Expiration Date, and upon the terms and subject to the conditions of the Offer, which will be conducted through a “modified Dutch auction” process, the Corporation will determine a single price per Share (the “Purchase Price”), taking into account the total number of Shares tendered and the prices specified, or deemed specified (as described below), by tendering Shareholders, which will not be less than US$8.75 per Share and not more than US$10.25 per Share, that is the lowest price that enables it to purchase the maximum number of Shares properly tendered and not properly withdrawn pursuant to the Offer having an aggregate Purchase Price not exceeding US$400 million. All Shares purchased under the Offer will be purchased at the same Purchase Price, even if some of the Shares are tendered below the Purchase Price. However, Shares tendered by a Shareholder pursuant to an Auction Tender will not be purchased by the Corporation pursuant to the Offer if the price specified by the Shareholder is greater than the Purchase Price. A Shareholder who wishes to tender Shares, but who does not wish to specify a price at which such Shares may be purchased by the Corporation, should make a Purchase Price Tender. Shareholders who tender Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender, understanding that for the purpose of determining the Purchase Price, Shares tendered pursuant to a Purchase Price Tender will be considered to have been tendered at the minimum price of US$8.75 per Share. Each Shareholder should understand that making a Purchase Price Tender may cause the Purchase Price to be lower than would otherwise be the case.

All tendered Shares not purchased, including all Shares tendered pursuant to Auction Tenders at prices greater than the Purchase Price, Shares not purchased due to pro-ration and Shares not accepted for purchase, will be returned to the tendering Shareholder promptly after the Expiration Date or termination of the Offer without expense to the tendering Shareholder.

The Corporation expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the events specified in the Offer to Purchase, and (ii) at any time or from time to time prior to the Expiration Date, to amend the Offer in any respect, including increasing or decreasing the number of Shares the Corporation may purchase or the range of prices it may pay pursuant to the Offer, subject to compliance with applicable securities legislation.

As of June 17, 2022, there were 146,868,096 Shares issued and outstanding and, accordingly, the Offer is for a maximum of approximately 31.13% of the total number of issued and outstanding Shares if the Purchase Price is determined to be US$8.75 (being the minimum Purchase Price under the Offer), and for approximately 26.57% if the Purchase Price is determined to be US$10.25 (being the maximum Purchase Price under the Offer).

The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and The Nasdaq Stock Market (“Nasdaq”) under the symbol ‘ASTL’. On June 14, 2022, the date prior to the announcement of the Corporation’s intention to proceed with a substantial issuer bid, the closing price on the TSX was Cdn$10.25 per Share and on Nasdaq was US$7.90 per Share. On June 17, 2022, the closing price on the TSX was Cdn$12.07 per Share and on Nasdaq was US$9.24 per Share. Shareholders are urged to obtain current market quotations for the Shares.

Subject to applicable law, the Corporation expressly reserves the right, in its sole discretion, and regardless of whether or not any of the events specified in the Offer to Purchase shall have occurred, at any time or from time to time prior to the Expiration Date, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under “Offer to Purchase – Notice”. Promptly after giving notice of an extension or variation to the Depositary, the Corporation will make a public announcement of the extension or variation (such announcement, in the case of an extension, to be issued no later than 9:00 a.m. (Eastern time), on the next business day after the last previously scheduled or announced Expiration Date) and, as applicable, provide or cause to be provided notice of such extension or variation to the TSX, Nasdaq and the applicable securities regulatory authorities, including the SEC. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated, by facsimile or electronic mail, to the Depositary at its principal office in Toronto, Ontario.

The Offer will expire at 5:00 p.m. (Eastern time) on July 27, 2022, unless withdrawn, extended or varied by Algoma. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. A Shareholder who wishes to tender Shares under the Offer and whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such Shares under the Offer. Participants of CDS Clearing and Depositary Services Inc. (“CDS”) and the Depositary Trust Company (“DTC”) should contact TSX Trust Company (the “Depositary”) with respect to the tender of their Shares under the terms of the Offer.

Shareholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase, the Circular and in the related Letter of Transmittal. Generally, for Shares to be properly tendered pursuant to the Offer, the Shareholder must (i) deliver by the Expiration Date the certificates for all tendered Shares in proper form for transfer and/or Shares held through the Direct Registration System (“DRS”), together with a properly completed and duly executed Letter of Transmittal (with signatures that are guaranteed if so required in accordance with the Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary, at one of the addresses listed in the Letter of Transmittal, (ii) follow the guaranteed delivery procedure described in the Offer to Purchase, or (iii) transfer all tendered Shares pursuant to the procedures for book-entry transfer described in the Offer to Purchase (and a confirmation of such tender must be received by the Depositary, including either a Book-Entry Confirmation or an Agent’s Message (each as defined below) if the tendering Shareholder has not delivered a Letter of Transmittal), prior to 5:00 p.m. (Eastern time) on the Expiration Date. Any Shareholder whose Shares are held through a broker, dealer, commercial bank, trust company or other nominee must request that their broker, dealer, commercial bank, trust company or other nominee effect the transaction for them. Any Shareholder who wishes to tender Shares held through DRS is only required to complete the Letter of Transmittal and have it delivered to the Depositary, and does not need to obtain and deliver share certificates for these holdings. Any such Shareholder may also contact the Depositary or BMO Nesbitt Burns Inc. and BMO Capital Markets Corp., the dealer managers for the Offer (together referred to as the “Dealer Managers”, each a “Dealer Manager”), for assistance.

If the aggregate Purchase Price for the Shares properly tendered and not withdrawn pursuant to the Offer by Purchase Price Tender or by Auction Tender at or below the Purchase Price (the “Successfully Tendered Shares”) by Shareholders (the “Successful Shareholders”) exceeds US$400 million, then the Successfully Tendered Shares will be purchased on a pro rata basis according to the number of Shares tendered (or deemed to be tendered) by the Successful Shareholders (with adjustments to avoid the purchase of fractional Shares), except that “Odd Lot” tenders will not be subject to pro-ration. “Odd Lots” means all Successfully Tendered Shares tendered by or on behalf of the Successful Shareholders who individually beneficially own, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares (“Odd Lot Holders”). As set forth above, Odd Lots will be accepted for purchase before any pro-ration. In order to qualify for this preference, an Odd Lot Holder must properly tender, pursuant to an Auction Tender at a price at or below the Purchase Price or pursuant to a Purchase Price Tender, all Shares beneficially owned by such Odd Lot Holder. Partial tenders will not qualify for this preference. Furthermore, this preference is not available to a Shareholder who holds separate share certificates for fewer than 100 Shares or holds fewer than 100 Shares in different accounts if such Shareholder beneficially owns in the aggregate 100 or more Shares. Any Odd Lot Holder wishing to tender all Shares beneficially owned, without pro-ration, must complete the appropriate box on the Letter of Transmittal and, if applicable, on the related Notice of Guaranteed Delivery.

For the purposes of the Offer, the Corporation will be deemed to have taken up and accepted for payment Successfully Tendered Shares having an aggregate Purchase Price not exceeding US$400 million if, as and when the Corporation gives oral notice (to be confirmed in writing) or written notice or other communication confirmed in writing to the Depositary to that effect. In the event of pro-ration of Shares tendered pursuant to the Offer, the Corporation will determine the pro-ration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. However, the Corporation does not expect to be able to announce the final results of any such pro-ration until approximately three business days after the Expiration Date.

Upon the terms and provisions of the Offer (including pro-ration) and subject to and in accordance with applicable Canadian and United States securities laws, the Corporation will take up and pay for Shares properly tendered and not withdrawn under the Offer in accordance with the terms thereof promptly after the Expiration Date, provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived. The Corporation will acquire Shares to be purchased pursuant to the Offer and title thereto under the Offer to Purchase upon having taken up such Shares even if payment therefore shall have not been effected. The Corporation will pay for such Shares within three business days after taking up the Shares.

Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer will be irrevocable. Shares tendered pursuant to the Offer may be withdrawn by the Shareholder in any of the following circumstances:

(a)	at any time prior to the Expiration Date;

(b)	at any time if the Shares have not been taken up by the Corporation before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares;

(c)	at any time after 40 business days from the commencement of the Offer if the Corporation has not yet accepted the Shares for payment;

(d)	if the Shares have not been paid for by the Corporation within three business days of being taken up; and/or

(e)

as required by Section 2.30(2) of National Instrument 62-104 – Take-Over Bids and Issuer Bids and without limiting the withdrawal rights set out in clauses (a) through (d), at any time before the expiration of 10 days from the date that a notice of change or notice of variation has been given in accordance with the Offer to Purchase (other than a variation that (i) consists solely of an increase in the consideration offered for the Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer), unless the Shares tendered pursuant to the Offer have been taken up by the Corporation before the date of the notice of change or variation. In addition, pursuant to Rule 13e-4(f) under the Exchange Act, Shares may also be withdrawn after August 17, 2022, which is the 40th business day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by the Corporation pursuant to the Offer and not validly withdrawn.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date specified above at the place of tender of the relevant Shares. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares being withdrawn or, in the case of Shares tendered by a CDS or DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book-Entry Confirmation or Agent’s Message (each as defined below), or be accompanied by evidence sufficient to the Depositary that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares, and (ii) specify the name of the person who tendered the Shares to be withdrawn, the name of the registered holder, if different from that of the person who tendered such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares tendered pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined below), except in the case of Shares tendered for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). A withdrawal of Shares tendered pursuant to the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing. The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Corporation may enforce such Letter of Transmittal against such participant. The term “Book-Entry Confirmation” means a confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Corporation, in its sole discretion, which determination shall be final and binding, except as otherwise finally determined by a court of competent jurisdiction or as required by law. None of the Corporation, the Depositary, the Dealer Managers nor any other person will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice.

The Corporation’s Board of Directors (the “Board of Directors”) believes that because the Offer is structured as a “modified Dutch auction”, it provides Shareholders with an opportunity to realize on all or a portion of their investment in the Corporation, should they desire liquidity, in quantities which might not otherwise be available in the market and (i) to determine the price at which they are willing to sell their Shares if such Shares are tendered pursuant to an Auction Tender or (ii) tender their Shares without specifying a price if such Shares are deposited pursuant to a Purchase Price Tender and, in each case, to sell their Shares without incurring brokerage commissions which might otherwise be payable on a sale of their Shares in a transaction on the TSX or Nasdaq.

Our Board of Directors has authorized us to make the Offer; however, no person has been authorized to make any recommendation on behalf of the Corporation or the Board of Directors as to whether Shareholders should tender or refrain from tendering Shares pursuant to the Offer or whether Shareholders should elect an Auction Tender or a Purchase Price Tender. Our delivery of the Offer to Purchase shall not under any circumstances create any implication that the information contained in the Offer to Purchase, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery is correct as of any time other than the date of the Offer to Purchase or that there have been no changes in the information included or incorporated by reference herein or the affairs of Algoma or any of its subsidiaries or affiliates since the date hereof. No person has been authorized to give any information or to make any representation in connection with the Offer other than as set forth in the Offer. If given or made, any such recommendation or any such information or representation must not be relied upon as having been authorized by the Corporation, the Board of Directors, the Dealer Managers, Cormark Securities Inc. or the Depositary. We also urge Shareholders to consult their own financial, legal, investment and tax advisors.

A United States Holder’s (as defined in the Offer to Purchase) exchange of Shares for cash pursuant to the Offer generally will be a taxable transaction for United States federal income tax purposes. As discussed in the Offer to Purchase, the United States federal income tax consequences to a United States Holder may vary depending upon the United States Holder’s particular facts and circumstances. In particular, whether the exchange is properly treated as a sale or exchange or a distribution will depend on the facts applicable to a United States Holder’s particular situation. Accordingly, United States Holders should consult their own tax advisors as to the United States federal income tax consequences to them of participating in the Offer.

Shareholders must make their own decisions as to whether to tender Shares under the Offer, and, if so, how many Shares to tender and the price or prices at which to tender. Algoma’s directors and executive officers do not intend to tender Shares pursuant to the Offer. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of tendering Shares under the Offer. For some Shareholders, the income tax treatment of tendering Shares to the Offer may be materially different from the income tax treatment of selling Shares in the market.

On March 31, 2022, the Corporation made its first quarterly dividend payment of US$0.05 per common share for shareholders of record at market close on February 28, 2022. On June 14, the Corporation announced that the Board of Directors had approved the payment of the Corporation’s second quarterly dividend in the amount of US$0.05 per common share. Based on its strong financial performance, the Corporation continues to evaluate a range of value enhancing initiatives to generate attractive long-term returns for stakeholders.

We continuously consider ways to enhance Shareholder value. Due to the Corporation’s significant cash flow generation, we have excess cash beyond our operational and strategic investment needs, which cash is therefore available to return to Shareholders, and we believe that the purchase of Shares under the Offer represents an attractive investment and an equitable and efficient means to distribute an aggregate of up to US$400,000,000 in cash to Shareholders who elect to tender, while at the same time proportionately increasing the equity interest in the Corporation of Shareholders who do not elect to tender, and that the Offer is in the best interests of the Corporation and its Shareholders.

The Offer is not expected to preclude Algoma from pursuing its foreseeable business opportunities. After giving effect to the Offer, Algoma expects to have sufficient financial resources and working capital to conduct its ongoing business and operations. Shares acquired by the Corporation pursuant to the Offer will be cancelled.

Subject to certain exceptions, Canadian securities laws prohibit the Corporation and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date. Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits the Corporation and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least 10 business days after the expiration of the Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and Circular and is incorporated herein by reference. Pursuant to Rule 13e 4(c)(2) under the Exchange Act, Algoma has also filed with the SEC a Schedule TO which contains additional information with respect to the Offer.

Copies of the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery are being mailed to registered holders of the Shares, at their respective addresses as shown on the share registers maintained in respect of the Shares. Shareholders may request copies of the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery from the Depositary, which will promptly furnish to Shareholders additional copies of these materials at the Corporation’s expense. These materials contain important information about the Offer and should be read before any decision is made with respect to the Offer.

Any questions or requests for information regarding the Offer should be directed to the Depositary or the Dealer Managers at the addresses, telephone and facsimile numbers of the Depositary and the Dealer Managers set forth on the last page of the Offer to Purchase and Circular. Shareholders also may contact their broker, commercial bank, trust company or other nominee for assistance concerning the Offer.

Offices of the Depositary:

TSX Trust Company

1 Toronto Street

Suite 1200

Toronto, Ontario M5C 2V6

Attention: Corporate Actions

Telephone: (416) 682-3860

Toll Free: 1-800-387-0825

E-mail: shareholderinquiries@tmx.com

The Dealer Managers for the Offer are:
In Canada:	In the United States:
BMO Nesbitt Burns Inc.	BMO Capital Markets Corp.
First Canadian Place	3 Times Square, 28th Floor
100 King St. W.	New York, NY 10036
Toronto, Ontario M5X 1H3	Email: AlgomaSIB@bmo.com
Email: AlgomaSIB@bmo.com

June 21, 2022